Exhibit 99.1

Nuvini Appoints Phoebe Wang as Chief AI Officer

~ Phoebe Wang Transitions from Board of Directors to Chief AI Officer, Deepening Nuvini’s Commitment to AI-Driven Growth ~

NEW YORK, March 2, 2026 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer and operator of profitable B2B SaaS businesses across America and emerging markets, today announced the appointment of Phoebe Wang as Chief Artificial Intelligence Officer (“CAIO”), effective March 2, 2026. Ms. Wang transitions from her role as a member of the Company’s Board of Directors, where she has served since November 2025, to lead Nuvini’s enterprise-wide AI strategy, investment, and implementation.

Ms. Wang previously served as an Investment Partner on the Corporate Development team at Amazon, a leading artificial intelligence (“AI”) technology company and is an Advisor to Andrew Ng’s AI Fund as well as a seasoned Lecturer on Innovation at UC Berkeley Haas Business School. She brings extensive experience and expertise across AI, venture partnerships, and enterprise technology through her various roles with multiple Fortune 10 companies, AI Fund, and multiple global AI advisory organizations. Additionally, she has invested in and advised companies advancing applied AI, machine learning, and automation technologies used across cloud and software platforms.

The newly created CAIO role reflects Nuvini’s strategic commitment to embedding artificial intelligence across its portfolio of software companies and as a key pillar of its M&A strategy. In this capacity, Ms. Wang will oversee the AI investments and strategy, lead development and deployment of AI capabilities across Nuvini’s operations, driving efficiencies in customer retention, product innovation, and cross-portfolio synergies. Her appointment builds on the Company’s partnership with Oracle and its broader initiative to integrate advanced AI and cloud capabilities throughout its SaaS ecosystem.

Pierre Schurmann, Founder and Chief Executive Officer of Nuvini, said, “Since joining our Board, Phoebe has been instrumental in shaping our AI strategy. Elevating her to the role of Chief AI Officer is a natural next step that allows us to fully leverage her deep expertise in enterprise AI, cloud strategy, and technology investments. Phoebe’s leadership will be critical as we invest full speed in AI companies, and scale AI capabilities across our portfolio and drive long-term value for our shareholders.”

Gustavo Usero, Chief Operating Officer of Nuvini, added, “With the support of key partners such as Oracle, we have already implemented a number of impactful AI initiatives across our teams and made significant progress in standardizing AI tools, including the adoption of Claude Code as a development norm across our portfolio companies. Bringing Phoebe aboard in an executive capacity takes this foundation to the next level. Her leadership will help us further institutionalize AI-driven processes, enhance operational efficiency, and unlock incremental value creation for both our shareholders and our clients.”

Phoebe Wang commented, “I’m excited to take on this expanded role at Nuvini. The opportunity to invest, build and deploy AI at scale across a diversified portfolio of software companies in North America, Latin America and emerging markets is unique. I look forward to working closely with Pierre and the entire team to accelerate our AI roadmap and unlock new growth opportunities across the platform.”

In connection with her appointment as CAIO, Ms. Wang has stepped down from the Board of Directors, effective March 2, 2026. The Board will evaluate the appointment of a replacement director in due course.

Separately, regarding the Company’s previously announced personal investment by the Company’s Chief Executive Officer, Mr. Schurmann noted, “We continue to finalize the financing to conclude this transaction. While the process has taken longer than initially anticipated, it remains on the right path, and we are working diligently toward its completion. We look forward to providing further updates in due course.”

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of AI business-to-business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations and beliefs and involve risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Investor Relations Contact:

Sofia Toledo

ir@nuvini.co